UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

CONTENTS

On February 26, 2025, Rail Vision Ltd. (the “Company”) entered into an amendment (the “Amendment”) to that certain Standby Equity Purchase Agreement dated October 7, 2024, (the “Purchase Agreement”) that it previously entered into with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”), pursuant to which Yorkville committed to purchase up to $20.0 million (the “Commitment Amount”) of the Company’s ordinary shares, no par value (the “Ordinary Shares”), during the 36 months following the execution of the Purchase Agreement, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement. Pursuant to the Amendment, the Commitment Amount was increased to $30.0 million of the Company’s Ordinary Shares, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement.

The Company filed an amendment to the prospectus supplement dated October 7, 2024, to the Company’s shelf registration statement on Form F-3 (File No. 333-278645), which became effective on April 23, 2024, with the Securities and Exchange Commission relating to the Ordinary Shares previously issued and sold to Yorkville and to be issued and sold to Yorkville pursuant to the Purchase Agreement under the Securities Act of 1933, as amended (the “Securities Act”).

This Report of Foreign Private Issuer on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summary of the material terms of the Amendment is not complete and is qualified in its entirety by reference to the full texts thereof, a copy of which is filed herewith as Exhibit 10.1 and incorporated by reference herein. A copy of the opinion of Shibolet & Co. relating to the legality of the issuance and sale of the Ordinary Shares is attached as Exhibit 5.1 hereto.

This Report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-271068, 333-272933, 333-276869, 333-277963 and 333-278645) and Form S-8 (File Nos. 333-265968 and 333-281329), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Shibolet & Co.
10.1	Form of Amendment to Standby Equity Purchase Agreement dated February 26, 2025, by and between Rail Vision Ltd. and YA II PN, LTD.
23.1	Consent of Shibolet & Co. (including in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: February 26, 2025	By:	/s/ Ofer Naveh
	Name:	Ofer Naveh
	Title:	Chief Financial Officer